Platinum Group Metals Ltd.

Interim Condensed Consolidated Financial Statements

(all amounts in thousands of United States Dollars unless otherwise noted)

For the period ended November 30, 2020

Filed: January 13, 2021

PLATINUM GROUP METALS LTD.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of United States Dollars)

	November 30, 2020	August 31, 2020
ASSETS
Current
Cash	$4,780	$1,308
ATM Offering proceeds receivable (Note 7)	1,695	-
Amounts receivable	456	218
Prepaid expenses	302	385
Total current assets	7,233	1,911

Performance bonds and other assets	132	108
Exploration and evaluation assets (Note 3)	38,437	34,939
Right to use asset (leased corporate offices)	158	175
Property, plant and equipment	296	282
Total assets	$46,256	$37,415

LIABILITIES
Current
Accounts payable and other liabilities	$790	$1,412
Bank advisory fees payable (Note 9)	-	2,890
Total current liabilities	790	4,302

Loan payable (Note 5)	15,961	19,337
Convertible notes (Note 6)	17,926	17,212
Share based liabilities	673	509
Lease liability	181	198
Total liabilities	$35,531	$41,558

SHAREHOLDERS' EQUITY
Share capital (Note 7)	$875,840	$861,890
Contributed surplus	28,525	28,278
Accumulated other comprehensive loss	(160,974)	(164,124)
Deficit	(748,910)	(746,313)
Total shareholders' deficit attributable to
shareholders of Platinum Group Metals Ltd.	(5,519)	(20,269)

Non-controlling interest	16,244	16,126
Total shareholders' equity (deficit)	10,725	(4,143)
Total liabilities and shareholders' equity (deficit)	$46,256	$37,415

  Going Concern (Note 1)

  Contingencies and Commitments (Note 9)

  Subsequent Events (Note 12)

  Approved by the Board of Directors and authorized for issue on January 13, 2021

/s/ Stuart Harshaw	/s/ Diana Walters
Stuart Harshaw, Director	Diana Walters, Director

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(in thousands of United States Dollars except share and per share data)

	Three months ended
	November 30, 2020	November 30, 2019

Expenses
General and administrative	$833	$1,054
Interest	1,307	1,347
Foreign exchange gain	(99)	(7)
Stock compensation expense (Note 7)	440	244
	$2,481	$2,638
Other Income
Loss (Gain) on fair value derivatives and warrants (Note 6)	$8	$(3,129)
Loss on the partial settlement of the Sprott Facility	99	-
Net finance income	(24)	(63)
Net Loss (Income) for the period	$2,564	$(554)

Items that may be subsequently reclassified to net loss:
Currency translation adjustment	(3,150)	(1,352)

Comprehensive income for the period	$(586)	$(1,906)

Net Loss (Income) attributable to:
Shareholders of Platinum Group Metals Ltd.	$2,564	$(554)
Non-controlling interests	-	-
	$2,564	$(554)

Comprehensive income attributable to:
Shareholders of Platinum Group Metals Ltd.	$(586)	$(1,906)
Non-controlling interests	-	-
	$(586)	$(1,906)

Basic and diluted loss per common share	$0.04	$(0.01)

Weighted average number of common shares outstanding:
Basic and diluted	66,548,894	58,596,225

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Consolidated Interim Statements of Changes in Equity
(in thousands of United States Dollars, except # of Common Shares)

	# of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (loss)	Deficit	Attributable to Shareholders of the Parent Company	Non- Controlling Interest	Total
Balance August 31, 2019	58,575,787	$855,270	$26,777	$(159,637)	$(739,018)	$(16,608)	$15,451	$(1,157)
Stock based compensation	-		252	-	-	252	-	252
Share issuance costs	-	(157)	-	-	-	(157)	-	(157)
Warrants exercised	28,040	55	-	-	-	55	-	55
Contributions of Waterberg JV Co.	-	-	-	-	(121)	(121)	459	338
Foreign currency translation adjustment	-	-	-	1,352	-	1,352	-	1,352
Net loss for the period	-	-	-	-	554	554	-	554
Balance November 30, 2019	58,603,827	855,168	27,029	(158,285)	(738,585)	(14,673)	15,910	1,237
Stock based compensation	-		1,249	-	-	1,249	-	1,249
Shares issued for interest on Convertible Notes	1,043,939	1,374	-	-	-	1,374	-	1,374
Share issuance - financing	4,447,307	5,705	-	-	-	5,705	-	5,705
Share issuance costs	-	(357)	-	-	-	(357)	-	(357)
Contributions of Waterberg JV Co.	-	-	-	-	(46)	(46)	216	170
Foreign currency translation adjustment	-	-	-	(5,839)	-	(5,839)	-	(5,839)
Net loss for the period	-	-	-	-	(7,682)	(7,682)	-	(7,682)
Balance August 31, 2020	64,095,073	861,890	28,278	(164,124)	(746,313)	(20,269)	16,126	(4,143)
Stock based compensation	-	-	358	-	-	358	-	358
Restricted Share Units redeemed	44,568	111	(111)	-	-	-	-	-
Share issuance - financing	6,586,976	14,431	-	-	-	14,431	-	14,431
Share issuance costs	-	(592)	-	-	-	(592)	-	(592)
Contributions of Waterberg JV Co.	-	-	-	-	(33)	(33)	118	85
Foreign currency translation adjustment	-	-	-	3,150	-	3,150	-	3,150
Net loss for the period	-	-	-	-	(2,564)	(2,564)	-	(2,564)
Balance November 30, 2020	70,726,617	$875,840	$28,525	$(160,974)	$(748,910)	$(5,519)	$16,244	$10,725

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Condensed Consolidated Interim Statements of Cash Flows
 (in thousands of United States Dollars)

	For the three months ended
	November 30, 2020	November 30, 2019

OPERATING ACTIVITIES
(Loss) Income for the period	$(2,564)	$554

Add items not affecting cash:
Depreciation	30	45
Interest expense	1,307	1,347
Unrealized foreign exchange gain (loss)	(33)	18
Gain (Loss) on fair value of convertible debt derivatives and warrants	8	(3,129)
Loss on partial settlement of Sprott Facility	99	-
Stock compensation expense	440	218
Directors fees paid in deferred share units	38	26
Net change in non-cash working capital (Note 10)	(852)	(131)
	$(1,527)	(1,052)

FINANCING ACTIVITIES
Share issuance - warrant exercise	$-	$48
Proceeds from issuance of equity	12,736	-
Equity issuance costs	(592)	(157)
Sprott Facility principal repayments	(3,515)	-
Sprott Facility interest paid	(564)	(556)
Bank advisory fees paid	(2,890)	-
Lease payments made	(22)	(22)
Cash received from Waterberg partners	676	206
	5,829	(481)

INVESTING ACTIVITIES
Performance bonds	$(17)	$19
Waterberg exploration expenditures	(1,032)	(2,821)
	(1,049)	(2,802)

Net increase (decrease) in cash	3,253	(4,335)
Effect of foreign exchange on cash	219	(132)
Cash, beginning of period	1,308	5,550

Cash end of period	$4,780	$1,083

The accompanying notes are an integral part of the consolidated financial statements.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

1. NATURE OF OPERATIONS AND GOING CONCERN

Platinum Group Metals Ltd. (the "Company") is a British Columbia, Canada, company formed by amalgamation on February 18, 2002. The Company's shares are publicly listed on the Toronto Stock Exchange ("TSX") in Canada and the NYSE American LLC ("NYSE American") in the United States (formerly the NYSE MKT LLC). The Company's address is Suite 838-1100 Melville Street, Vancouver, British Columbia, V6E 4A6.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa.

These financial statements consolidate the accounts of the Company and its subsidiaries, excluding Lion Battery Technologies Inc. ("Lion"), which is accounted for using the equity method as the Company jointly controls Lion despite owning the majority of Lion's shares. The Company's subsidiaries, associates and joint ventures (collectively with the Company, the "Group") as at November 30, 2020 are as follows:

		Place of incorporation and operation	Proportion of ownership interest and voting power held
Name of subsidiary	Principal activity		November 30, 2020	August 31, 2020

Platinum Group Metals (RSA) (Pty) Ltd.	Exploration	South Africa	100.0%	100.0%
Mnombo Wethu Consultants (Pty) Limited.[1]	Exploration	South Africa	49.9%	49.9%
Waterberg JV Resources (Pty) Ltd.[1,2]	Exploration	South Africa	37.05%	37.05%
Lion Battery Technologies Inc.[3]	Research	Canada	55.00%	55.00%

[1] The Company controls and consolidates Mnombo Wethu Consultants (Pty) Limited ("Mnombo") and Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") for accounting purposes.

[2]Effective ownership of Waterberg JV Co. is 63.05% when Mnombo's ownership portion is combined with Platinum Group Metals (RSA) (Pty) Ltd. ("PTM RSA") ownership portion.[3]Lion Battery Technologies is accounted for using the equity method as the Company jointly controls the investee despite owning the majority of the shares.

These consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards applicable to a going concern which contemplates that the Company will be able to realize its assets and settle its liabilities in the normal course as they come due for the foreseeable future.  During the period the Company incurred a loss of $2.6 million, used cash of $1.5 million in operating activities and was indebted $16.5 million pursuant to the Sprott Facility (as defined below) at period end.  The Sprott Facility is due August 14, 2021 with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  Subsequent to period end, the Company closed a $2.5 million private placement and repaid a further $1.25 million on the Sprott Facility.  Additional payments/interest are also due on the Company's Convertible Notes (defined below).  The Company currently has limited financial resources and has no sources of operating income at present.

In March 2020 the World Health Organization declared the outbreak of COVID-19 Coronavirus a global pandemic.  The pandemic and related negative public health developments has adversely affected workforces, economies and financial markets globally, potentially leading to a period of economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the pandemic and its effects on the Company's business or ability to raise funds.

The Company's ability to continue operations in the normal course of business will therefore depend upon its ability to secure additional funding by methods that could include debt refinancing, equity financing, the sale of assets and strategic partnerships.  Management believes the Company will be able to secure further funding as required although there can be no assurance that these efforts will be successful.  Nonetheless, there exist material uncertainties resulting in substantial doubt as to the ability of the Company to continue to meet its obligations as they come due and hence, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

These condensed consolidated interim financial statements do not include adjustments or disclosures that may result should the Company not be able to continue as a going concern. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be required to the carrying value of assets and liabilities, the expenses, the reported comprehensive loss and balance sheet classifications used that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. These adjustments could be material.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated unless otherwise stated except share and per share data)

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies and critical accounting estimates applied in these interim financial statements are the same as those applied in Note 2 of the Company's annual consolidated financial statements as at and for the year ended August 31, 2020.

Presentation Currency

The Company's presentation currency is the United States Dollar ("USD")

Foreign Exchange Rates Used

Rand/USD

 Period end rate: R15.4216 (August 31, 2020 R 16.8916)

 3-month period average rate: R16.2444 (November 30, 2019 R14.8490)

CAD/USD

 Period end rate: C$1.2965 (August 31, 2020 C$1.3042)

 3-month period average rate: C$1.3172 (November 30, 2019 C$1.3222)

3. EXPLORATION AND EVALUATION ASSETS

Since mid-2015, the Company's only active exploration project has been the Waterberg Project located on the North Limb of the Western Bushveld Complex.  Total capitalized exploration and evaluation expenditures for all exploration properties held by the Company are as follows:

Balance, August 31, 2019	$36,792
Additions	2,988
Recoveries from 100% Implats funded implementation budget	(1,285)
Foreign exchange movement	(3,556)
Balance, August 31, 2020	$34,939
Additions	538
Recoveries from 100% Implats funded implementation budget	(215)
Foreign exchange movement	3,175
Balance November 30, 2020	$38,437

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

Waterberg Project

At November 30, 2020 the Waterberg Project consisted of granted prospecting rights and an applied for mining right with a combined active project area of 81,329.60 hectares, located on the Northern Limb of the Bushveld Complex, approximately 85 km north of the town of Mokopane (formerly Potgietersrus).  Of the total project area 22,397.79 hectares are covered by a mining right application filed with the South African Department of Mineral Resources and Energy, Polokwane Regional Office, on September 14, 2018, which filing was accepted and is under consideration.  A further 58,931.81 hectares are covered by active prospecting rights.  Waterberg JV Co. is currently in process to apply for closure on one prospecting right located north of the known mineralized area, measuring 13,158.92 hectares.

The Waterberg Project comprises the former Waterberg joint venture property and the Waterberg extension property.  On August 21, 2017, PTM RSA completed the cession of legal title for all Waterberg Project prospecting rights into Waterberg JV Co. after earlier receiving Section 11 approval of the 2nd Amendment (defined below).  On September 21, 2017, Waterberg JV Co. also issued shares to all existing Waterberg partners pro rata to their joint venture interests, resulting in the Company holding a 45.65% direct interest in Waterberg JV Co., the Japan Oil, Gas and Metals National Corporation ("JOGMEC") holding a 28.35% interest and Mnombo, as the Company's Black Economic Empowerment ("BEE") partner, holding 26%.

Implats Transaction

On November 6, 2017, the Company closed a transaction (the "Implats Transaction"), originally announced on October 16, 2017, whereby Impala Platinum Holdings Ltd. ("Implats"):

a) Purchased an aggregate 15.0% equity interest in Waterberg JV Co (the "Initial Purchase") for $30 million.  The Company sold an 8.6% interest for $17.2 million and JOGMEC sold a 6.4% interest for $12.8 million.  From its $17.2 million in proceeds, the Company committed $5.0 million towards its pro rata share of remaining Definitive Feasibility Study ("DFS") costs, which was held as restricted cash until it was fully spent in October 2018.  Implats contributed its 15.0% pro rata share of DFS costs incurred subsequent to the Initial Purchase.  Following the Initial Purchase, the Company held a direct 37.05% equity interest, JOGMEC held a 21.95% equity interest and Black Economic Empowerment partner Mnombo maintained a 26.0% equity interest.  The Company holds a 49.9% interest in Mnombo, bringing its overall direct and indirect ownership in Waterberg JV Co. to 50.02%.

b) Acquired a right of first refusal to enter into an offtake agreement, on commercial arms-length terms, for the smelting and refining of mineral products from the Waterberg Project ("Offtake ROFR").  JOGMEC or its nominee will retain a right to receive, at market prices, platinum, palladium, rhodium, gold, ruthenium, iridium, copper and nickel in refined mineral products at the volumes produced from the Waterberg Project.

c) Acquired an option (the "Purchase and Development Option") whereby Implats had the right within 90 business days of the completion of the DFS to exercise an option to increase its interest to 50.01% in Waterberg JV Co by committing to purchase an additional 12.195% equity interest in Waterberg JV Co. from JOGMEC for $34.8 million and an expenditure of $130.2 million in development work.  The DFS was completed and approved by Waterberg JV Co. on December 5, 2019.  As per the February 27, 2020 amendment (see below) this deadline was amended to occur 90 days following the receipt of an executed Mining Right on the Waterberg Project.

d) On February 27, 2020 the Company announced that shareholders of Waterberg JV Co had agreed to amend the Purchase and Development Option effective at February 1, 2020.  The Purchase and Development Option was amended to expire 90 calendar days following the receipt of an executed Mining Right for the Waterberg Project.  In exchange for this extension Implats agreed to fund 100% of a new implementation budget and work program, effective February 1, 2020, aimed at increasing confidence in specific areas of the DFS.  At period end total Waterberg JV Co. expenditures recovered through this work program were $1.5 million.

On June 15, 2020, Implats delivered a formal notice of their election not to exercise their Purchase and Development Option due to increased economic uncertainty and reduced risk appetite in the short, medium and long-term as a result of the COVID-19 pandemic.  Implats will retain a 15.0% participating project interest and their Offtake ROFR and the Company will retain a controlling 50.02% direct and indirect interest in the project.  Implats continued to be responsible for the costs of an implementation budget and work program, as described above which concluded September 13, 2020.  The Company remains the Manager of the Waterberg Project, as directed by the technical committee of the Waterberg JV Co.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Acquisition and Development of the Waterberg Project

In October 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement with regard to the Waterberg Project (the "JOGMEC Agreement").  Under the terms of the JOGMEC Agreement, in April 2012, JOGMEC completed a $3.2 million work requirement to earn a 37% interest in the former Waterberg JV property, leaving the Company with a 37% interest and Mnombo with a 26% interest.  Following JOGMEC's earn-in, the Company funded Mnombo's 26% share of costs, totalling $1.12 million, until the earn-in phase of the joint venture ended in May 2012.

On November 7, 2011, the Company entered an agreement with Mnombo to acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for a cash payment of R1.2 million and the Company's agreement to pay for Mnombo's 26% share of costs on the Waterberg JV property until the completion of a feasibility study.  Mnombo's share of expenditures prior to this agreement, and Mnombo's share of expenditures post DFS, are still owed to the Company ($5.3 million at November 30, 2020).  The portion of Mnombo not owned by the Company is accounted for as a non-controlling interest, calculated at $7.1 million at November 30, 2020 ($7.1 million - August 31, 2020).

On May 26, 2015, the Company announced a second amendment (the "2nd Amendment") to the existing JOGMEC Agreement.  Under the terms of the 2nd Amendment the Waterberg JV and Waterberg Extension properties are to be combined and contributed into the newly created operating company Waterberg JV Co.  On August 3, 2017, the Company received Section 11 transfer approval from the South African Department of Mineral Resources ("DMR") and title to all the Waterberg prospecting rights held by the Company were ceded into Waterberg JV Co. on September 21, 2017.

Under the 2nd Amendment, JOGMEC committed to fund $20 million in expenditures over a three-year period ending March 31, 2018.  This requirement was completed by $8 million in funding from JOGMEC to March 31, 2016, followed by two $6 million tranches funded by JOGMEC in each of the following two 12-month periods ending March 31, 2018.

To November 30, 2020 an aggregate total of $76.2 million has been funded by all parties on exploration and engineering on the Waterberg Project.  Up until the Waterberg property was transferred to Waterberg JV Company, all costs incurred by other parties were treated as cost recoveries by the Company.

4. LION BATTERY TECHNOLOGIES INC.

On July 12, 2019 the Company and Anglo American Platinum Limited ("Amplats") entered into agreements to launch Lion as a new venture.  Lion was incorporated on June 17, 2019 to research new lithium battery technology utilizing platinum and palladium.  The Company received 400,000 common shares of Lion, valued at a price of $0.01 per share, as the original founder of Lion.  Both the Company and Amplats are to equally invest up to an aggregate of $4.0 million into Lion, of which approximately $1.0 million would be for general and administrative expenses and the commercialization of the technology developed, subject to certain conditions.  All funding into Lion by the Company or Amplats is to be in exchange for preferred shares of Lion at a price of $0.50 per share over an approximate three to four year period.

On July 12, 2019 the Company and Amplats each invested $550 as a first tranche of funding into Lion in exchange for 1,100,000 Lion preferred shares each at a price of $0.50 per share.  In June 2020 the Company and Amplats each invested $350 as a second tranche of funding in exchange for 700,000 Lion preferred shares at a price of $0.50 per share.  Amplats and the Company are in process to approve and equally invest in a third tranche of funding to Lion in January 2021 for an aggregate amount of $0.70 million in exchange for 700,000 Lion preferred shares at a price of $0.50 per share, of which $667 is to be provided by Lion to FIU (defined below) for continued research.  At November 30, 2020 the Company owned a 55% interest in Lion.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

On July 12, 2019 Lion entered into a Sponsored Research Agreement ("SRA") with Florida International University ("FIU") to fund a $3.0 million research program over approximately three years.

Research work commenced at FIU during September 2019.  During calendar 2020 FIU completed the first milestone research requirements pursuant to the SRA, which triggered the second tranche of funding to Lion in August 2020 for an aggregate amount of $700, of which $667 was provided by Lion to FIU for continued research.

On August 4, 2020 the U.S. Patent and Trademark Office issued Patent No. 10,734,636 B2 entitled “Battery Cathodes for Improved Stability” to FIU. The patent includes the use of platinum group metals and carbon nanotubes and other innovations in a lithium battery.  A second patent related to this was issued in December 2020.  Further patents are currently applied for.  Under the SRA, Lion Battery has exclusive rights to all intellectual property being developed by FIU including patents granted.  Lion is also reviewing several additional and complementary opportunities focused on developing next-generation battery technology using platinum and palladium.

The Company accounts for Lion using equity accounting as Lion is jointly controlled with Amplats.  Lion pays a fee of $3 per month to the Company for general and administrative services.

5. SPROTT LOAN

On August 15, 2019 the Company announced it had entered into a credit agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") and other lenders party thereto (the "Sprott Lenders") pursuant to which the Sprott Lenders advanced $20.0 million principal senior secured credit facility ("Sprott Facility").  The loan was immediately drawn and is due August 14, 2021, with the Company holding the option to extend the maturity date by one year in exchange for a payment in common shares or cash of three percent of the outstanding principal amount.  All amounts outstanding are charged interest of 11% per annum compounded monthly.  During the period principal payments of $3,515 were paid to Sprott.  Subsequent to the end of the period a further $1,250 (Note 12) of principal was repaid to Sprott, bring the principal balance due down to $15,235.  Interest payments are made monthly with interest of $541 having been paid to Sprott during the period ended November 30, 2020 (November 30, 2019 - $556).

The Company is required to maintain certain minimum working capital and cash balances under the Sprott Facility and is in compliance with these covenants at period end. The balance is classified as long term and disclosed as such in the statement of financial position as the Company has the right to defer the payment.

All fees directly attributable to the Sprott Facility are recorded against the loan balance and amortized using the effective interest method over the life of the loan.  In connection with the advance the Company issued Sprott 800,000 common shares worth $1,000.  Effective interest of $597 was recognized during the period ended November 30, 2020 (November 30, 2019 - $693).

6. CONVERTIBLE NOTES

On June 30, 2017, the Company closed a private placement of $20 million aggregate principal amount of convertible senior subordinated notes ("Convertible Notes") due 2022.  The Convertible Notes bear interest at a rate of 6 7/8% per annum, payable semi-annually on January 1 and July 1 of each year, beginning on January 1, 2018, in cash or at the election of the Company, in common shares of the Company or a combination of cash and common shares, and will mature on July 1, 2022, unless earlier repurchased, redeemed or converted.  An additional interest charge of 0.25% for the period January 1, 2018 to March 31, 2018, plus a further 0.25% for the period April 1, 2018 to July 1, 2018, was added to the coupon rate of the Convertible Notes at the Company's election to not file a prospectus and a registration statement for the Convertible Notes with Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission.  After July 1, 2018, at which time the Convertible Notes became freely tradable by holders other than affiliates, the Convertible Notes once again bear interest at the coupon rate of 6 7/8% per annum.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Upon maturity the Convertible Notes are to be settled by the Company in cash.  The Convertible Notes are convertible at any time prior to maturity at the option of the holder, and conversion may be settled, at the Company's election, in cash, common shares, or a combination of cash and common shares.  The initial conversion rate of the Convertible Notes was  1,001.1112 common shares per $1.0 thousand principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $0.9989 per common share, representing a conversion premium of approximately 15% above the NYSE American closing sale price for the Company's common shares of $0.8686 per share on June 27, 2017.  After giving effect to the December 13, 2018 share consolidation, the conversion rate is 100.1111 per US$1.0 thousand which is equivalent to a conversion price of approximately $9.989 per common share.

The Convertible Notes contain multiple embedded derivatives (the "Convertible Note Derivatives") relating to the conversion and redemption options.  The Convertible Note Derivatives were valued upon initial recognition at fair value using partial differential equation methods at $5.381 million (see below).  At inception, the debt portion of the Convertible Notes were reduced by the estimated fair value of the Convertible Note Derivatives of $5.381 million and transaction costs relating to the Convertible Notes of $1.049 million resulting in an opening balance of $13.570 million.  The Convertible Notes are measured at amortized cost and will be accreted to maturity over the term using the effective interest method.

On January 2, 2018, the Company issued 244,063 common shares in settlement of $0.691 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 3, 2018, the Company issued 757,924 common shares in settlement of $0.724 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2019 the Company issued 545,721 common shares in settlement of $0.687 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 1, 2019 the Company paid $0.687 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2020 the Company issued 517,468 common shares in settlement of $0.687 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On July 2, 2020 the Company issued 526,471 common shares in settlement of $0.687 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

On January 2, 2021 the Company paid $0.687 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

Due to a limitation on conversion contained in the indenture governing the Convertible Notes, dated June 30, 2017 between the Company and The Bank of New York Mellon, no more than 2,954,278 common shares, being 19.9% of the number of common shares outstanding on June 30, 2017, may be issued in settlement of interest payments or conversions.  A total of 361,312 common shares currently remain as potentially issuable in settlement of future interest payments or conversions.

The components of the Convertible Notes are as follows:

Convertible Note balance August 31, 2019	$16,075
Interest payments	(1,374)
Accretion and interest incurred during the year	2,668
Gain on embedded derivatives during the year ended August 31, 2020	(157)
Convertible Note balance August 31, 2020	$17,212
Accretion and interest incurred during the period	706
Loss on embedded derivatives during the quarter ended November 30, 2020	8
Convertible Note balance November 30, 2020	$17,926

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Embedded Derivatives

The Convertible Note Derivatives were valued upon initial recognition at a fair value of $5.381 million using partial differential equation methods and are subsequently re-measured at fair value at each period-end through the consolidated statement of net loss and comprehensive loss.  The fair value of the Convertible Note Derivatives was measured at $48 at November 30, 2020 and $40 at August 31, 2020 resulting in a loss of $8 for the period.

7. SHARE CAPITAL

(a) Authorized

Unlimited common shares without par value.

(b) Issued and outstanding

At November 30, 2020, the Company had 70,726,617 shares outstanding, including 705,500 shares sold for net proceeds of $1.695 million on or before November 30, 2020 and issued December 1 and 2, 2020, pursuant to an at-the-market offering ("ATM Offering") governed by the terms of an equity distribution agreement with BMO Capital Markets.

Fiscal 2021

On November 30, 2020 the Company announced the completion of an ATM Offering, selling an aggregate of 5,440,186 common shares at an average price of US$2.21 for gross proceeds of $12.0 million.  Of these amounts, 705,500 common shares for gross proceeds of $1.74 million were not settled until December 2020. Total fees and expenses of $592 were incurred on the ATM Offering, including brokerage fees of $300.

On October 15, 2020 the Company closed a non-brokered private placement for 1,146,790 common shares at a price of US$2.18 each for gross proceeds of $2.5 million.  All shares were subscribed for by Deepkloof Limited ("Deepkloof"), a subsidiary of existing major shareholder Hosken Consolidated Investments Limited ("HCI"), maintaining HCI's ownership in the Company at approximately 31%.

On December 8, 2020 the Company closed a non-brokered private placement with Deepkloof for 1,121,076 common shares at a price of US$2.23 each for gross proceeds of $2.5 million maintaining  HCI's ownership in the Company at approximately 31%.

Fiscal 2020

On June 17, 2020 the Company closed a non-brokered private placement for 1,221,500 common shares at a price of US$1.40 each for gross proceeds of $1.7 million, of which 500,000 common shares were subscribed for by HCI, bringing HCI's ownership in the Company to approximately 31.59%.  A 6% finders fee in the amount of $38 was paid on a portion of this private placement.

On December 19, 2019 the Company closed a non-brokered private placement for 3,225,807 common shares at a price of US$1.24 each for gross proceeds of $4.0 million, of which 1,612,931 common shares were subscribed for by Deepkloof on behalf of HCI.  A 6% finders fee in the amount of $54 was paid on a portion of this private placement.

During fiscal 2020 the Company issued 28,040 shares upon the exercise of 28,040 warrants.

On January 2, 2020, the Company issued 517,468 shares in settlement of $0.687 million of bi-annual interest payable on $19.99 million outstanding on the Convertible Notes.

On July 2, 2020 the Company issued 526,471 common shares in settlement of $0.687 million of bi-annual interest payable on $19.99 million of outstanding Convertible Notes.

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

(c) Incentive stock options

The Company has entered into Incentive Stock Option Agreements under the terms of its share compensation plan with directors, officers, consultants and employees. Under the terms of the stock option agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant.  Stock options of the Company are subject to vesting provisions.  All exercise prices are denominated in Canadian Dollars.

The following tables summarize the Company's outstanding stock options:

	Number of Shares	Average Exercise Price in CAD
Options outstanding at August 31, 2019	1,554,000	$ 2.61
Granted	1,628,500	$ 1.81
Options outstanding at August 31, 2020	3,182,500	$ 2.20
Options outstanding at November 30, 2020	3,182,500	$ 2.20

Number Outstanding at November 30, 2020	Number Exercisable at November 30, 2020	Exercise Price in CAD	Average Remaining Contractual Life (Years)
1,554,000	518,000	$2.61	3.36
1,628,500	-	$1.81	4.01
3,182,500	518,000		3.69

During the period ended November 30, 2020 the Company did not grant or cancel any options.  During the year ended August 31, 2020 the Company granted 1,628,500 stock options.  The stock options granted during the year vest in three tranches on the first, second and third anniversary of their grant.  The Company recorded $280 ($253 expensed and $27 capitalized to mineral properties) of compensation expense during the period ended November 30, 2020 ($730, $638 expensed and $92 capitalized November 30, 2019).

(d) Deferred Share Units

The Company has established a DSU plan for non-executive directors.  Each DSU has the same value as one Company common share.  DSU's must be retained until the director leaves the Board of Directors, at which time the DSU's are paid.

The DSU liability at November 30, 2020 was $673.  During the period ended November 30, 2020 an expense of $159 was recorded in relation to the outstanding DSUs (November 30, 2019 - $55), with $121 recorded as share-based compensation (November 30, 2019, $27) and $38 recorded as director fees (November 30, 2019, $28).  At November 30, 2020, 499,070 DSUs had been issued and 181,149 DSU's had vested.

(e) Restricted Share Units

The Company has established an RSU plan for certain employees of the Company.  Each RSU represents the right to receive one Company common share following the attainment of vesting criteria determined at the time of the award.  RSU's vest over a three year period.

The RSU liability at November 30, 2020 was $413.   During the period ended November 30, 2020 an expense of $78 was recorded ($67 expensed and $11 capitalized) in relation to the outstanding RSUs, (November 30, 2019 $64, $54 expensed, $10 capitalized).  During the period, 44,568 RSU’s were settled.  At November 30, 2020, 410,614 RSU’s were issued and outstanding, with 16,719 of these being vested.

8. RELATED PARTY TRANSACTIONS

All amounts receivable and amounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.  Transactions with related parties are in the normal course of business and are recorded at consideration established and agreed to by the parties.  Transactions with related parties are as follows:

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise specified except share and per share data)

(a) During the period ended November 30, 2020 $63 ($57 - November 30, 2019) was paid or accrued to independent directors for directors' fees and services.

(b) During the period ended November 30, 2020, the Company paid or accrued payments of $14 ($13 - November 30, 2019) from West Vault Mining Inc., a company with two directors in common, for accounting and administrative services.

(c) In May of 2018, Deepkloof made a strategic investment in the Company by way of participation in a public offering and a private placement.  Through the terms of the May 2018 private placement HCI acquired a right to nominate one person to the board of directors of the Company and a right to participate in future equity financings of the Company to maintain its pro-rata interest.  HCI has exercised its right to nominate one person to the board of directors.  A summary of HCI's share acquisitions form the Company follows:

Common Shares Acquired from the Company by HCI
Date	Placee	Shares	Price USD	Acquisition Method
May 2018	Deepkloof	2,490,900	$1.50	Prospectus Offering
May 2018	Deepkloof	1,509,099	$1.50	Private Placement
February 2019	Deepkloof	2,141,942	$1.33	Private Placement
April 2019	Deepkloof	177,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	80,000	$1.70	Exercise of Warrants
June 2019	Deepkloof	1,111,111	$1.17	Private Placement
August 2019	Deepkloof	6,940,000	$1.32	Private Placement
August 2019	Deepkloof	2,856,000	$1.25	Prospectus Offering
December 2019	Deepkloof	1,612,931	$1.24	Private Placement
June 2020	Deepkloof	500,000	$1.40	Private Placement
October 2020	Deepkloof	1,146,790	$2.18	Private Placement
December 2020	Deepkloof	1,121,076	$2.23	Private Placement
		21,686,849

During 2018 and 2019 HCI also acquired 663,004 shares of the Company in the public market.  At November 30, 2020 HCI's total ownership interest in the Company was 21,228,777 common shares, for approximately a 30.0% interest in the Company.  Following Deepkloof's December 2020 private placement, HCI owned 22,349,853 Common shares of the Company, for approximately a 31.0% interest.

9. CONTINGENCIES AND COMMITMENTS

The Company's remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $305 to March 2022.

From period end the Company's aggregate commitments are as follows:

Payments Due by Year
	< 1 Year	1 - 3 Years	4 - 5 Years	> 5 Years	Total
Lease Obligations	$104	$179	$22	$-	$305
Convertible Notes (Note 6)[1]	1,374	21,364	-	-	22,738
Sprott Facility (Note 5)[1,2]	17,810	-	-	-	17,810
Totals	$19,288	$21,543	$22	$-	$40,853

1 Includes unamortized deferred finance fees.
2The Company has the right to defer payment for one year

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

Bank Advisory Fees Payable

There were certain deferred bank advisory fees related to the Maseve Sale Transaction and the Implats Transaction that became payable as soon as practicable after the Company repaid a $40 million secured loan facility due to LMM (the "LMM Facility").  The outstanding fee amount payable of $2.89 million was reclassified to current liabilities after repayment of the LMM Facility on August 21, 2019.  During the period, the Company paid the deferred bank advisory fees in full.

Africa Wide Legal Action

In April 2018 the Company completed a transaction whereby Maseve Investments 11 (Pty) Ltd. ("Maseve") was acquired (the "Maseve Sale Transaction") by Royal Bafokeng Platinum Ltd. ("RBPlats").  Maseve owned and operated the Maseve Mine.  In September 2018 the Company reported receipt of a summons issued by Africa Wide Mineral Prospecting and Exploration Proprietary Limited ("Africa Wide") whereby Africa Wide instituted legal proceedings in South Africa against PTM RSA, RBPlats and Maseve in relation to the Maseve Sale Transaction. Africa Wide held 17.1% of the shares in Maseve prior to completion of the Maseve Sale Transaction.  Africa Wide is seeking, at this late date, to set aside or be paid increased value for, the closed Maseve Sale Transaction.  RBPlats consulted with senior counsel, both during the negotiation of the Maseve Sale Transaction and in regard to the current Africa Wide legal proceedings.  The Company has received legal advice to the effect that the Africa Wide action, as issued, is ill-conceived and is factually and legally defective.  Various statements and documents are expected to be filed during calendar 2021 and a provisional trial date has been allocated for the period October 4 to October 12, 2021.

10. SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Period ended	November 30, 2020	November 30, 2019

Amounts receivable, prepaid expenses and other assets	$(146)	$87
Accounts payable and other liabilities	(706)	(218)
	$(852)	$(131)

11. SEGMENTED REPORTING

Segmented information is provided on the basis of geographical segments as the Company manages its business and exploration activities through geographical regions - Canada and South Africa.  The Chief Operating Decision Makers ("CODM") reviews information from the below segments separately so the below segments are separated.  This represents a change from prior years and comparative information has been represented to reflect the way the CODM currently reviews the information

The Company evaluates performance of its operating and reportable segments as noted in the following table:

At November 30, 2020	Assets	Liabilities

Canada	$5,730	$35,086
South Africa	40,526	445
	$46,256	$35,531

PLATINUM GROUP METALS LTD.
Notes to the Condensed Consolidated Interim Financial Statements
(in thousands of United States Dollars unless otherwise stated except share and per share data)

At August 31, 2020	Assets	Liabilities

Canada	$2,101	$40,922
South Africa	35,314	636
	$37,415	$41,558

Comprehensive Loss (Income) for the period ended	November 30, 2020	November 30, 2019

Canada	$3,090	$340
South Africa	(3,676)	(2,246)
	$(586)	$(1,906)

12. SUBSEQUENT EVENTS

On December 8, 2020 the Company announced the closing of a non-brokered private placement with HCI.  An aggregate of 1,121,076 shares were issued for US$2.23 per share resulting in gross proceeds of $2.5 million to the Company.  Closing the private placement allowed the HCI to maintain approximately a 31% interest in the Company.  Pricing for this private placement was set to be consistent with the Company's ATM Offering completed on November 30, 2020.  From the proceeds an amount of $1.25 million was used as a partial repayment of principal due pursuant to the Sprott Facility, reducing the principal amount outstanding to $15.235 million.